Exhibit 3(i)k

ARTICLES OF AMENDMENT
TO THE
RESTATED ARTICLES OF INCORPORATION
OF
FLORIDA POWER & LIGHT COMPANY

These Articles of Amendment to the Restated Articles of Incorporation, as amended, of Florida Power & Light Company were adopted by the Stock Issuance Committee of the Board of Directors of Florida Power & Light Company pursuant to the Florida Business Corporation Act, Sections 607.0602 and 607.0825, Florida Statutes, for the purpose of establishing and designating a series within a class of its shares before the issuance of any shares of that series and determining the preferences, limitations and relative rights of such series. No shareholder action was required in accordance with Section 607.0602.

1. The name of the corporation is Florida Power & Light Company.

2. The text of the amendment determining the terms of Series V of Florida Power & Light Company's Preferred Stock, $100 par value ("Preferred Stock"), is set forth below:

    (a)   The series of Preferred Stock established by this resolution is hereby designated "4 1/2% Preferred Stock, Series V."

    (b)   The 4 1/2% Preferred Stock, Series V, is hereby authorized to be issued in the amount of 200,000 shares.

    (c)   The dividend rate of the 4 1/2% Preferred Stock, Series V, shall be $4.50 per share per annum and no more, payable quarterly on March l, June 1, September 1, and December 1, of each year, commencing on March 1, 2004, and dividends on the 200,000 shares of 4 1/2% Preferred Stock, Series V, shall commence to accrue from and after January 12, 2004, or such other date as the shares are actually issued.

    (d)   The Company, by a majority vote of its Board of Directors, may at any time, on and after the date of issuance of the shares of the 4 1/2% Preferred Stock, Series V, upon not less than 30 days' notice redeem all of the 4 1/2% Preferred Stock, Series V, or may from time to time, on and after the date of such issuance, redeem any part thereof by paying in cash a redemption price consisting of the sum of:

        (i) $100.00 per share; and

        (ii)   an amount equivalent to the accrued and unpaid dividends, if any, to the date of redemption.

(e) The manner of effecting such redemption shall be that which is applicable to the Company's 4 1/2% Preferred Stock, Series A.

(f) The Company may deposit the aggregate redemption price (or the portion thereof not already paid) with any bank or trust company in the City of New York, New York or in the City of Miami, Florida or with Computershare Investor Services, LLC, Transfer Agent and Registrar for the 4 1/2% Preferred Stock, Series V (or any successor transfer agent) or an affiliate thereof.

(g) Except as above set forth, the 4 1/2% Preferred Stock, Series V, shall possess all of the characteristics of the Company's 4 1/2% Preferred Stock, Series A.

3. The above amendment was duly adopted by the Stock Issuance Committee of the Board of Directors of Florida Power & Light Company, pursuant to the due authorization of the Board of Directors, on December 11, 2003.

Dated: January 20, 2004

FLORIDA POWER & LIGHT COMPANY

By: _____/s/   Paul I. Cutler_____
                Paul I. Cutler
        Treasurer and Assistant Secretary

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